ATTORNEYS AT LAW	Broomfield, CO 720 566-4000

Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 Main 650 843-5000 Fax 650 849-7400	Reston, VA 703 456-8000 San Diego, CA 858 550-6000 San Francisco, CA 415 693-2000
www.cooley.com

September 12, 2005

VIA EDGAR AND OVERNIGHT MAIL

Jim B. Rosenberg

Mary Mast

Sasha Parikh

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Kosan Biosciences Incorporated

Form 10-K for Fiscal Year Ended December 31, 2004 (the “Form 10-K”)

Filed March 16, 2005

File Number 000-31633

Ladies and Gentlemen:

On behalf of our client, Kosan Biosciences Incorporated (the “Company” or “Kosan”), we are responding to a comment received from the staff of the Commission (the “Staff”) by letter dated August 24, 2005 with respect to the Form 10-K, which comment for your convenience we have incorporated into this response letter in italics.

Form 10-K for Fiscal Year Ended December 31, 2004

Item 7. Management’s Discussion and Analysis, page 38

1.	Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address:

http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please provide us the following information in disclosure-type format for each of your major research and development projects to help us evaluate the adequacy of your disclosure:

a.	The costs incurred during each period presented and to date on the project;

b.	The nature, timing and estimated costs of the efforts necessary to complete the project;

September 12, 2005

Page Two

c.	The anticipated completion dates;

d.	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally

e.	The period in which material net cash inflows from significant projects are expected to commence.

Regarding a., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

In response to the Staff’s comment, the Company has reviewed the “Current Issues and Rulemaking Projects Quarterly Update: Section VIII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities”. The following summarizes the current status and the costs incurred during each period presented and to date of the Company’s major research and development projects.

September 12, 2005

Page Three

	Related R&D expenses for the years ended December 31,			Related R&D expenses for the six months ended June 30,
Development program	2004	2003	2002	2005	2004
Clinical development:
Epothilones	$12,101	$14,038	$8,848	$5,046	$5,576
Hsp90 inhibitors	5,432	—	—	4,545	1,780

Total Clinical development	17,533	14,038	8,848	9,591	7,356
Research and preclinical:
Epothilones	4,655	5,032	2,112	261	3,564
Hsp90 inhibitors	—	3,828	3,183	169	—
Other(1)	17,987	13,891	14,235	9,105	8,421

Total research and preclinical	22,642	22,751	19,530	9,535	11,985

Total research and development	$40,174	$36,789	$28,378	$19,126	$19,341

(1)	“Other” constitutes internal research and development costs for our early stage product candidates in the areas of gastrointestinal motility, infectious disease, cancer and technology development. For the years ended December 31, 2004, 2003 and 2002 and the six months ended June 30, 2005 and 2004, “Other” expenses consisted primarily of allocated personnel-related expenses of approximately $8.1 million, $5.7 million, $6.8 million, $4.3 million and $3.7 million, allocated facility-related expenses of approximately $5.4 million, $3.8 million, $3.5 million, $3.0 million and $2.4 million, and allocated lab consumables of approximately $1.4 million, $1.0 million, $905,000, $609,000 and $644,000, respectively.

The Company respectfully advises the Staff that it is unable to estimate the nature, timing or costs to complete its major research and development projects due to the numerous risks and uncertainties associated with developing pharmaceutical products, including those discussed in the following paragraph.

The risks and uncertainties associated with completing development on schedule, and the consequences to the Company if development projects are not completed on a timely basis, include the following:

•	The Company expects that additional financing will be required, and an inability to obtain the capital necessary to fund its operations on acceptable terms or at all would threaten the continued operation of its business. If the Company is unable to raise sufficient funds when needed, it may be required to delay, scale back or eliminate some or all of its research or development programs; lose rights under existing licenses; or relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than it would otherwise choose. Insufficient funds may adversely affect its ability to operate as a going concern.

September 12, 2005

Page Four

•	If the Company’s current collaborations are unsuccessful or if conflicts develop with its collaborators, its research and development efforts could be delayed, curtailed or terminated, its revenues could significantly decrease and its operations may be adversely affected. If the Company’s collaborators fail to conduct collaborative activities successfully and in a timely manner or if they or the Company’s licensors breach or terminate their agreements with the Company, the development or commercialization of the affected product candidates, technology or research program could be delayed or terminated. If any of the Company’s existing collaboration agreements are terminated, it may be required to seek new collaborators or to undertake product development and commercialization at our own expense. This may limit the number of product candidates that the Company will be able to develop and commercialize, significantly increase its capital requirements and reduce the likelihood of successful product introduction. Disputes might also arise with collaborators or licensors concerning rights to particular compounds or technologies. If the Company is unable to resolve these disputes in its favor, it could lose its rights to use those compounds or technologies.

•	If the Company fails to enter into new collaborative agreements in the future, its business and operations would be negatively impacted. The Company’s strategy depends upon the formation and sustainability of multiple collaborative arrangements and license agreements with third parties. If the Company does not enter into new collaborative agreements, it may be required to curtail, suspend or terminate research and development programs, and therefore its ability to generate revenues from these programs will be adversely affected.

•	The Company’s potential products are in an early stage of development, and substantial additional effort and expense will be necessary for development. The Company may not be able to develop products that prove to be safe and effective, meet applicable regulatory standards, are capable of being manufactured at reasonable costs or can be marketed successfully. All of the potential products that the Company is currently developing will require significant development and investment, including extensive preclinical and clinical testing, before the Company can submit any application for regulatory approval.

•

The progress and results of the Company’s animal and human testing are highly uncertain. Preclinical testing and clinical development are long, expensive and uncertain processes. It may take the Company a number of years to complete its testing, and failure can occur at any stage of testing. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and interim

September 12, 2005

Page Five

results of trials do not necessarily predict final results. Also, preclinical and clinical data can be interpreted in different ways, which could delay, limit or prevent further testing or regulatory approval. The Company does not know whether clinical trials of its product candidates will begin on time or whether any of its clinical trials will be completed on schedule, or at all. The Company also does not know whether clinical trials will indicate that an earlier-stage compound will be more appropriate for commercial development than a related compound that is at a later stage of clinical development. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be suspended, repeated or terminated. The Company’s product development costs will increase if the Company faces delays in testing or approvals or if the Company needs to perform more or larger clinical trials than planned. If the delays are significant, its financial results and the commercial prospects for its products will be harmed, and its ability to become profitable will be adversely affected. If any clinical trials of the Company’s product candidates are not successful, its business, financial condition and results of operations will be harmed.

•	If the Company is not able to obtain required regulatory approvals, it will not be able to commercialize its product candidates, and its ability to generate revenue will be materially impaired. Failure to adequately demonstrate the safety and efficacy of the Company’s products under development will prevent receipt of FDA and foreign approvals and, ultimately, commercialization of the Company’s products.

•	The Company relies on third parties to conduct its clinical trials, and those third parties may not perform satisfactorily. If any of these third parties do not successfully carry out their obligations or meet expected deadlines, clinical trials may be extended, delayed, suspended or terminated, and the Company’s product candidates may not receive regulatory approval or be successfully commercialized.

•	Patents related to the Company’s lead compound, KOS-862, are the subject of an interference involving patent rights licensed to the Company. Oppositions have been filed in Europe against patents granted to a third party that cover this compound. These proceedings or any other proceedings are costly, and an unfavorable outcome could prevent the Company from commercializing this compound.

•	Claims by third-parties of intellectual property infringement would require the Company to spend time and money and could deprive it of valuable rights needed to develop or commercialize its products. Any infringement of patent rights or violation of other proprietary rights may require the Company to obtain a license from another party, forego product development or commercialization or face lawsuits or other claims.

•	Manufacturing difficulties could delay or preclude commercialization of the Company’s products and substantially increase its expenses.

September 12, 2005

Page Six

•	If the Company is unable to recruit and retain skilled employees and consultants, it may not be able to successfully operate its business. The Company may not be able to retain or recruit sufficient skilled personnel on acceptable terms to allow it to pursue collaborations and develop its products and core technologies to the extent otherwise possible.

•	The Company faces intense competition from large pharmaceutical companies, biotechnology companies and academic groups. The Company’s competitors may succeed in more rapidly developing and marketing technologies and products that are more effective than its technologies and products or that would render the Company’s products or technologies obsolete or noncompetitive.

The Company has considered the Staff’s request for disclosure regarding the anticipated completion dates and the period in which material net cash inflows from significant projects are expected to commence. The Company advises the Staff that it is currently unable to estimate the requested dates or reasonably estimate when material net cash inflows could be expected to commence, if ever, due to the numerous risks and uncertainties associated with developing pharmaceutical products, including the risks set forth above. Moreover, the Company may never commercialize any products. Accordingly, the Company believes that estimating completion dates and when material net cash inflows are expected to commence would be highly speculative and potentially misleading to investors since it would be impossible to determine the basis for such estimates. Instead, the disclosure included in the Company’s Form 10-K includes a summary the current development status of each of the Company’s most advanced product candidates, including the phase of development and when the current development phase was initiated. The disclosure indicates the typical duration of each phase of development, but also indicates that the actual length of clinical development depends on the specific disease and patient population.

***

In response to the Staff’s request, Kosan acknowledges that:

A. it is responsible for the adequacy and accuracy of the disclosure in its filings;

B. Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

C. it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

September 12, 2005

Page Seven

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (650) 843-5180.

Sincerely,

Cooley Godward LLP

/s/ Suzanne Sawochka Hooper
By:	Suzanne Sawochka Hooper, Partner

cc:	Susan M. Kanaya